

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 20, 2006

Clifford Lerner
Chief Executive Officer
Etwine Holdings, Inc.
366 North Broadway, Suite 41042
Jericho, NY 11753

> **Re: eTwine Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed June 9, 2006**
> **File No. 333-132401**

Dear Mr. Lerner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note in your updated March 31, 2006 financial statement disclosure that the company collected $53,500 in subscriptions receivable from investors during 2006. $47,300 subscription receivables are outstanding as of March 31, 2006. These subscriptions receivable relate to 797,000 shares privately placed to 37 investors for $105,750 cash and $93,500 subscriptions receivable and 7.3 million shares issued to your founder in exchange for a $7,300 subscription receivable, which has not been collected.

- Please clarify why there is a subscription receivable for Darrell Lerner for the 7.3 million shares, since you disclose elsewhere that these shares were issued in exchange for his services.
- The resale shares being registered include 600,000 shares beneficially owned by Clifford and Darrell Lerner and are part of the 7.3 million shares originally issued to Darrell Lerner in exchange for the $7,300 subscription agreement. The resale shares also include the 797,000 shares privately placed with 37 investors and for which there are outstanding $40,000 subscriptions receivable. Please provide us your analysis whether the subscriptions receivable are considered valid and sufficient consideration under Delaware law in order for legal counsel to opine that the shares being registered are fully paid and nonassessable.
- Please file as an exhibit the purchase agreement for the private placement of 797,000 shares.

We may have further comments after we review your response.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Patricia Armelin at (202) 551-3747 or in her absence, John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 if you have any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726